ITEM 77E.  LEGAL PROCEEDINGS

Since October 2003, Federated and related entities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defend ants in several class action lawsuits now pending in the United States District Court for the Distr ict of Maryland. The lawsuits were purporte dly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 199
8. The suits are generally similar in alleging that Federated engaged in illegal and improper trading pra ctices including market timing and late trad ing in concert with certain institutional traders, which alleged ly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly af ter Federated's first public announcement that it had received requests for information on shareholder tradin g activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), and
 other authorities. In that regard, on November 28, 2005, Federated announced that it had reache d final settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three Feder ated subsidiaries involving undisclosed market tim ing arrangements and late trading. The SEC made findings:
that Federated Investment Management Company
 ("FIMC"), an SEC-registered investment adviser to various Funds, and Federated Securities Corp., a n SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment Adv isers Act and Investment Company Act by approving, but not disclosing, three market timing arrangem ents, or the associated conflict of interest between FIMC and the funds involved in the arrangements, eit her to other fund shareholders or to the funds' board; and that Federated Shareholder Services Company, fo rmerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee from late trading in violation of provisions of the Investment Company Act. The NYAG found that such conduct violated provisions of New York State law. Federated entered into the settlements with out admitting or denying the regulators' findings. As Federated previously reported in 2004, it has al ready paid approximately $8.0 million to certain funds as determined by an independent consultant. As par t of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggr egate amount of an additional $72 million and, amo ng other things, agreed that it would not serve as in vestment adviser to any registered investment company unless (i) at least 75% of the fund's directors a re independent of Federated, (ii) the chairman of each such fund is independent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the ind ependent trustees of the fund or committee, respectively, and (iv) the fund appoints a "senior officer" wh
o reports to the independent trustees and is respo nsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communications on those matters, is available in the "About Us" sect ion of Federated's website at FederatedInvestors.com. Federated and various Funds have also been named as defendants in several additional lawsuits, the majority of which are now pending in the United Sta tes District Court for the Western District of Pennsylvania, alleging, among other things, excessi ve advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm o f Dickstein Shapiro LLP to represent the Funds in these lawsuits. Federated and the Funds, and their respe ctive counsel, are reviewing the allegations and intend to defend this litigation. Additional lawsuits base d upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Alth ough we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the regulat ory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other a dverse consequences for the Funds.